ISSUER FREE WRITING PROSPECTUS
(SUPPLEMENTING PRELIMINARY PROSPECTUS DATED DECEMBER 13, 2007)
Registration No. 333-125382

Filed Pursuant to Rule 433

December 14, 2007

Assured Guaranty Ltd. Announces Reinsurance Transactions with Ambac Assurance

On December 13, 2007, Assured Guaranty Ltd.’s reinsurance subsidiary Assured Guaranty Re Ltd. (“AG Re”) agreed to reinsure a diversified portfolio of financial guaranty contracts totaling approximately $29 billion of net par outstanding from Ambac Assurance Corporation (“Ambac”), a subsidiary of Ambac Financial Group, Inc.  The portfolio is consistent with AG Re’s underwriting standards and will be reinsured under AG Re’s existing master facultative reinsurance agreement with Ambac. In addition, AG Re has announced that effective January 1, 2008 it has agreed to provide reinsurance under the terms of Ambac’s current surplus share treaty program that expires March 31, 2008. Ambac has also agreed to offer AG Re the opportunity to provide reinsurance under the terms of Ambac’s surplus share treaty programs that commence April 1, 2008, 2009 and 2010, if Ambac maintains its reinsurance program in those periods.

The net proceeds of the offering to which this free writing prospectus relates will be used in part to fund AG Re’s incremental capital requirements due to the assumption of the Ambac facultative portfolio, which is contingent on obtaining such proceeds.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at (800) 294-1322 or Merrill Lynch & Co. toll free at 1-866-500-5408.